THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

November 12, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:       Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 5
Filed on September 29, 2009
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated October 9, 2009 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 6 to the Registration Statement on Form S-1 today. A hard copy of this response letter and Amendment No. 6, marked to show changes from Amendment No. 5, are being sent to you today via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

Selling Stockholders, page 28

1.	We note your response to prior comment 4:

•
Please revise your footnotes to clarify which transaction generated the shares to be sold by Douglas Rogers; given your disclosure on page 33 and placement of note 16 next to Mr. Roger’s name, it is unclear which 152,000 shares Mr. Rogers is offering for resale.

•
Your response indicates that you issued Mr. Rogers the offered shares after the shares were included for resale in this registration statement. Generally, it is inconsistent with Section 5 of the Securities Act to offer for resale securities related to a private securities offering that you have not yet completed. Please tell us how your transaction was consistent with Section 5.

Response:

Per SEC Comment #1, bullet point #1, the footnotes and associated disclosures have been revised to provide more clarity as to which shares are being registered.

Per SEC Comment #1, bullet point #2, please be advised that the 152,000 shares being registered in this registration statement by Mr. Rogers were issued to Mr. Rogers on July 17, 2008.

We have revised footnote (16) to the Selling Stockholder Table to read as follows:

On May 15, 2008, the Company entered into Consulting Agreement with Douglas Rogers, one of the Selling Stockholders named in the Selling Stockholders Table, and President of Rogers Consulting Group. Pursuant to the Consulting Agreement, the Company retained Mr. Rogers to provide the Company executive advisory consulting services for a term of four months, from May 15, 2008 to September 15, 2008. In consideration for services rendered by Mr. Rogers under the Consulting Agreement, Mr. Rogers received cash compensation in the aggregate amount of $12,000. Pursuant to a verbal agreement, on July 17, 2008, the Company issued to Mr. Rogers the 152,000 shares of common stock being registered for resale on behalf of Mr. Rogers due to the fact that Mr. Rogers was spending more time than originally contemplated by the Company and Mr. Rogers under the Consulting Agreement. The shares were issued for services already rendered as of September 15, 2008.

Please be advised that as of September 15, 2008, the work that was contracted for between the Company and Mr. Rogers pursuant to the Consulting Agreement and the verbal agreement, had been completed, thereby rendering Mr. Rogers’ complete in his obligation to the Company for which he received 152,000 shares of common stock being registered on behalf of Mr. Rogers in the registration statement which was filed on October 14, 2008.

As disclosed in “Company Relationships with Selling Stockholders — Douglas A. Rogers – Rogers Consulting Group” under the Selling Stockholder Table, on August 18, 2008 and October 28, 2008 in two agreement amendments, the Company and Rogers Consulting Group extended the term of Mr. Rogers’ consulting services to the Company and amended the aforementioned Consulting Agreement. Pursuant to the amendments, Mr. Rogers received additional $20,000 and 152,000 shares (issuance date October 28, 2008) to perform additional consulting services. Such 152,000 shares issued to Mr. Rogers on October 28, 2008 pursuant to the foregoing are not being registered for sale in this registration statement. Mr. Rogers is not an affiliate of a broker-dealer.

The above mentioned has no bearing or relevance with regards to the issuance to Mr. Rogers on October 28, 2008, for which he received 152,000 shares of common stock. The 152,000 shares issued to Mr. Rogers on October 28, 2008 are not being registered for sale in the registration statement.

2.
It appears that you did not provide the table requested in the last sentence of prior comment 5. Therefore, we issue that part of the comment. The table should be clearly reconcilable to your Selling Stockholder table and the number of securities you disclose as sold in the unregistered offering.

Response:

The last sentence of prior comment 5 states: “When you respond to this bullet, please provide a table that lists each purchaser of your securities in that offering and the number of securities that each purchaser acquired.”

Per SEC Comment #2 and the last sentence of prior comment #5, below is the table as requested by the Commission which reflects those certain investors who purchased common stock of BAETA Corp. in the Company’s private placement pursuant to Regulation D, Rule 506:

Investor	Shares Purchased	Purchase Price ($0.25 per share)
Liza Rodriguez	2,000	$500.00
Anroy Ottley	100,000	$25,000.00
Diane M. Ridley	4,000	$1,000.00
Zenaida B. Deocera	2,000	$500.00
Jeff Smok	8,000	$2,000.00
Valentin Villaluz	20,000	$5,000.00
Nataliya Donskaya	8,000	$2,000.00
Michael Bibawy	4,000	$1,000.00
Keesha Duncan	400	$100.00
Donna-Vivian V. DeBelen	2,000	$500.00

Paul Weissman	8,000	$2,000.00
Yulia Mogilyansky	4,000	$1,000.00
Anatol Merson	400	$100.00
Leonid Levsky	400	$100.00
Elsa Wexler	20,000	$5,000.00
Francis Asamoah	4,000	$1,000.00
Michael Dubenko	2,000	$500.00
Dmitriy V. Kolesnik	2,000	$500.00
Mikhail Tsypenyuk	16,000	$4,000.00
Sanjay Lalla	16,000	$4,000.00
Fred Prendergass	400	$100.00
Mikhail Gurfinkel	8,000	$2,000.00
Bethany L. Taylor	2,000	$500.00
Reginald A. Jenkins	400	$100.00
Christopher Tully	20,000	$5,000.00
Elena Groisberg & Mikhail Zats	30,000	$7,500.00
Ignatius Scalia	50,000	$12,500.00
Debra K. Duhart-Ball	20,000	$5,000.00
Oliver S. Youssef	20,000	$5,000.00
Lorna Ricafrente – Co	6,000	$1,500.00
Christine Debenedectis	4,400	$1,100.00
Jose F. Leyson	4,000	$1,000.00

Tomas & Barbara Barrios	40,000	$10,000.00
David E. & Ana Lazo Tenzer	40,000	$10,000.00
Bruno Molino	60,000	$15,000.00
Erno Grunstein	8,000	$2,000.00
Richard & Diane Finkelstein	8,000	$2,000.00
Robert Farrar	8,000	$2,000.00
George A. Woroch	20,000	$5,000.00
Jan S. Youssef	20,000	$5,000.00
Susan Kaiser	4,000	$1,000.00
Alita L. Dizon	4,000	$1,000.00
Lee and Lisbet Smith	10,000	$2,500.00
Marina Suni	320,000	$80,000.00
Totals:	930,400 Shares of Common Stock, par value $0.0001 per share	$232,600.00

Please be advised that of the 930,400 shares that were sold in the offering, only 600,400 of the 930,400 are being registered for resale in this registration statement. Of the remaining 330,000 shares, 320,000 shares belong to Marina Suni, Dr. Gak’s spouse, and 10,000 shares belong to Lee and Lisbet Smith. Dr. Gak and Mr. Lee Smith are Officers of the Company, rendering the 330,000 shares respectively held, affiliate stock, and therefore they are not being registered.

The Company is registering a total of 915,400 shares in this registration statement. As mentioned above, 600,400 of the 915,400 being registered were acquired via the Company’s Rule 506 private placement offering. The remaining 315,000 shares being registered belong to various non-affiliated service providers, who acquired their respective shares in consideration for services already rendered, and all such issuances occurred prior to the Company’s initial filing of its S-1 registration statement (October 14, 2008).

Leonid Pushkantser, page 45

3.	Please expand your revisions added in response to prior comment 7 to disclose your post-termination payment obligations.

Response:

Per SEC Comment #3, these revisions have been added to the registration statement.

The Company revised the disclosure, adding to it as follows:

Post-Termination Payment Obligations:

Expiration of Term

If Mr. Pushkantser elects not to renew his employment for an additional term, the Company will pay to Mr. Pushkantser the base salary and benefits otherwise payable to him under his employment agreement, pro rata through the last day of his actual employment by the Company.

If the Company elects not to renew Mr. Pushkantser’s employment for any Additional Term, the Company will pay to Mr. Pushkantser (1) severance equal to 12 months of base salary then applicable under his employment agreement (2) an amount equal to the average bonus paid to Mr. Pushkantser for the most recent two years of the initial term or additional term under his employment agreement, and (3) for the period that Mr. Pushkantser is receiving severance, an additional amount equal to the Company's then applicable contribution to Mr. Pushkantser’s standard full-time health benefits, or, if greater, the amount Mr. Pushkantser would be required to pay to maintain full-time health benefits under COBRA.

Termination for Cause

If the Company terminates Mr. Pushkantser’s employment for cause under his employment agreement, the Company will pay to Mr. Pushkantser (1) severance equal to 6 months of base salary then applicable under his employment agreement (2) an amount equal to the average Bonus paid to Mr. Pushkantser for the most recent two years of the Initial Term or additional term, and (3) for the period that Mr. Pushkantser is receiving severance, an additional amount equal to the Company's then applicable contribution to Mr. Pushkantser’s standard full-time health benefits, or, if greater, the amount Mr. Pushkantser would be required to pay to maintain full-time health benefits under COBRA.

Termination Without Cause

(a) If the Company terminates Mr. Pushkantser’s employment under his employment agreement for any reason other than for cause at any time during the original term or any additional term, the Company will pay to Mr. Pushkantser (1) severance equal to 12 months of base salary then applicable under his employment agreement (2) an amount equal to the average Bonus paid to Mr. Pushkantser for the most recent two years of the initial term or additional term, and (3) for the period that Mr. Pushkantser is receiving severance, an additional amount equal to the Company's then applicable contribution to Mr. Pushkantser’s standard full-time health benefits or, if greater, the amount Mr. Pushkantser would be required to pay to maintain full-time health benefits under COBRA.

Experts, page 53

4.
We note your response to prior comment 12. Please reconcile your disclosure here that counsel “has consented to being named as an expert” with the last sentence of Exhibit 5.1. Also reconcile the portion of your prospectus in which counsel has consented to being named in exhibit 5.1 with the title of this section of your prospectus.

Response:

Per SEC Comment #4, please be advised that Counsel has revised Exhibit 5.1 accordingly, and has made the proper revisions to the registration statement consistent with the Commission’s instructions.

Results of Operations for the 3 months ended June 30, 2009, page 58

5.
Please revise to discuss the results of operations for the six months ended June 30, 2009. The results of operations for this period should be compared to the six months ended June 30, 2008. Please also revise to ensure that the balances discussed within this section agree to the line items included in the financial statements presented in the registration statement.

Response:

Per SEC Comment #5, these revisions have been made in accordance with the Commission’s instructions.

The Company revised the disclosure, adding to it as follows:

Results of Operations for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Revenues.  Our revenues were $9,003 for the six months ended June 30, 2009. We did not have any revenue for the six months ended June 30, 2008. The increase in revenue was due to a sale to one customer.

Software Development Expense.  Software development costs were $0 for the six months ended June 30, 2009, compared to $22,237 for the six months ended June 30, 2008. The decrease in software development costs for this time period is attributed to the elimination of non-capitalized direct expenses on Software Development.

Operating expenses.  Our operating expenses include software development fees, general and administrative expenses, legal and professional fees. Our total operating expenses were $603,419 for the six months ended June 30, 2009, compared to $241,527 for the six months ended June 30, 2008. The increase in operating expenses for this time period is attributed to an increase in Other Miscellaneous Expenses.

Net Loss. We had a net loss of $599,253 for the six months ended June 30, 2009, compared to a net loss of $241,496 for the six months ended June 30, 2008. This increase in net loss is due primarily to an increase in Other Miscellaneous Expenses.

Critical Accounting Policies, page 59

(c) Income Taxes, page 60

6.	Please revise to address how you assess the “more likely than not” criterion in determining when a valuation allowance in required. Refer to FASB ASC 740-10-30 (SFAS 109).

Response:

Per SEC Comment #6, these revisions have been made in accordance with the Commission’s instructions.

Stock options, page 61

7.
We note the disclosure under “stock compensation” does not address how you determined the fair value of your common stock. Tell us the objective evidence and analysis which supports your determination of the fair value of your common stock used as an input to the Black Scholes calculation at each grant date and stock issuance. Please discuss any valuations you performed internally or with outside assistance and how you considered any private placements.

Per SEC Comment #7, these revisions have been made in accordance with the Commission’s instructions.

8.
Revise to clarify how you use the “VIX” index to estimate volatility. For example, discuss how that index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of FASB ASC 718-10-55-35 through 41 (paragraphs A31-A34 of SFAS 123(R)) and question 6 of SAB Topic 14.D.1.

Per SEC Comment #8, these revisions have been made in accordance with the Commission’s instructions.

9.
Tell us your basis in GAAP for the illiquidity discount that you are applying to the value of the stock options calculated. Please also revise your disclosure to state how the 50% illiquidity percentage was determined. Please also refer to FASB ASC 718-10-30-10 and 11 as it relates to non transferability and forfeitability.

Per SEC Comment #9, we have reconsidered our use of an illiquidity discount and determined that it is not appropriate under GAAP. The use has been removed and financial numbers updated accordingly.

Revolving line of credit, page 64

10.
It is unclear from your response to prior comment 19 how you concluded that all transactions required to be disclosed pursuant to Regulation S-K Item 404 are disclosed properly, as indicated in your response, given that your disclosure here and in the following section only provide information as to the amounts outstanding as of June 30, 2009. Therefore, we reissue prior comment 19.

Per SEC Comment #10, the appropriate disclosures have been added per the Commission’s instructions.

The Company revised the disclosure, adding to it as follows:

Revolving line of credit

The Company is obligated under an unsecured line of credit of $50,000 from Bank of America under a Platinum Visa Business Credit Card program. The principal balance of this line of credit was $45,824 at June 30, 2009. At December 31, 2008, the principal balance of this line of credit was $44,161. At December 31, 2007, the principal balance of this line of credit was $0.00.

This Visa Business Credit is personally guaranteed by our President and sole director, Dr. Alexander Gak. The balance of this credit card is due in increments periodically, and the current interest rate on this line of credit is 9.24%, with no maturity date.

Software Development Agreement…page 64

11.	Regarding your response to prior comment 21:

•	If you are required to pay Extranome a fixed fee of $30,000 per month, as indicated in the second paragraph of your response, then please disclose that fact, and
•	Disclose the amount of cash you have paid to Extranome to date and the amount of cash that you owe to Extranome for services rendered.

Per SEC Comment #11, bullet point #1, this disclosure has been added in accordance with the Commission’s instruction.

Per SEC Comment #11, bullet point #2, through September 30, 2009, BAETA has paid Extranome $115,000 in cash payments. Presently, BAETA owes approximately $35,000 in cash to Extranome, which has been classified as an accounts payable on the Company’s financial statements. The proper disclosure has been added to this section of the registration statement.

Lease of Office Space, page 65

12.
We note your revisions in the response to prior comment 20. Expand to clarify how the lease with Regus is a related-party transaction, as implied by the placement of your disclosure regarding that transaction.

Per SEC Comment #12, the lease of office space with Regus is not a related-party transaction. The prior lease of office space from the Company’s President, Dr. Gak, was in-fact a related-party transaction.

The reference and placement of the lease of office space with Regus does not imply that Regus is a related-party. This disclosure is placed here solely to denote the fact that there once was a related-party transaction regarding the lease of office space between the Company and its President, and to further denote the termination of the arrangement.

Changes in and Disagreements with Accountants and Financial Disclosure, page 67

13.
The disclosure on page 2 regarding the restatement implies that the prior auditor (Stan J.H. Lee, CPA, CMA) was dismissed, whereas exhibit 16 and page 67 indicate that they declined to stand. Please reconcile these two statements and revise the disclosure to clarify.

Per SEC Comment #13, this revision has been made in accordance with the Commission’s instruction.

14.	Please also revise to provide the disclosures required by Item 304(a)(2) of Regulation S-K regarding the new accountants, W.T. Uniack & Co., CPA’s, P.C.

Per SEC Comment #14, the proper disclosures have been added.

Financial Statements for the Year Ended December 31, 2008, page F-1

15.	Please revise to label the financial information as of and for the year ended December 31, 2008 as “restated” in compliance with FASB ASC 250-10-50.

Per SEC Comment #15, this revision has been made in accordance with the Commission’s instruction.

Report of Independent Registered Public Accounting Firm, page F-2

16.	There appears to be some duplicative language throughout the report of independent accountants. Please revise as appropriate.

Per SEC Comment #16, this report has been revised accordingly in accordance with the Commission’s instruction.

Statement of Operations, page F-5

17.
We re-issue our previous comment 27. Please revise your statement of operations to remove the line item “Stock based compensation expense” and include this in the same line or lines as cash compensation paid.

Per SEC Comment #17, this revision has been made in accordance with the Commission’s instruction.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates, page F-7

Revenue recognition, page F-7

18.
We note your disclosure in the first paragraph that you recognize revenue in accordance with SAB 101. But your second paragraph states that you recognize revenue after payment for product is received. Tell us in what circumstance you would defer recognition of revenue until collection of payment. Revise your disclosure to clarify how your policies are SAB 101 compliant.

Per SEC Comment #18, this revision has been made in accordance with the Commission’s instruction.

Software Application Assets, page F-8

19.
We reference prior comment 29. Please also revise to disclose how and when the assets are measured for impairment. We refer you to FASB ASC 985-20-35 which states that costs should be evaluated for impairment on a product-by-product basis by a comparison of the unamortized capitalized costs to the product’s net realizable value. The amount by which the unamortized capitalized costs exceed the net realizable value is recognizable as an impairment charge.

Per SEC Comment #19, this revision has been made in accordance with the Commission’s instruction.

Property, Plant and Equipment, page F-8

20.	With regards to our previous comment 30, please revise your disclosure to explain how and when you assess for and measure impairment of the assets. Please refer to FASB ASC 360-10-35-17.

Per SEC Comment #20, this revision has been made in accordance with the Commission’s instruction.

Note 3. Related Party Transactions, page F-10

21.
We reference prior comment 33. Since the debt was not “codified” with stated maturity terms until after the issuance of the financial statements, we do not understand why the advances are classified as “long-term” at December 31, 2008. Please refer to FASB ASC 470-10-45-9 through 21 and tell us why you believe that your presentation as long-term liabilities at December 31, 2008 is appropriate under US GAAP.

Per SEC Comment #21, the appropriate paragraph of Footnote 3 updated to say that there was a verbal agreement that the debt would not be due within a year and the debt holder did not have the right to demand payment before December 31, 2010.

22.
With regards to our comment 35, we note that you capitalize half the costs charged by Extranome. Discuss how you applied the provisions of FASB ASC 985-20-25-1 through 6 in terms of when feasibility was achieved and your basis for capitalization rate of 50%. Tell us and also disclose when you intend to begin amortization of these costs capitalized.

Per SEC Comment #22, we determined that feasibility was achieved after a working model was delivered to BAETA Corp and the working model software was tested for completeness, functionality, and consistency with expected product design. The testing was performed by the vendor that developed and delivered the product as well as by BAETA Corp and select potential customers.

We capitalized 50% of the charges from Extranome, because our review of their invoices, work orders, and work performed led us to the conclusion that about half of their time was spent working on the software asset.

We intend to begin amortizing the capitalized costs when the software product is available for general release to customers.

Note 9. Restatement, page F-14

23.
We note the disclosures included in response to prior comment 23. Please revise to explain in more detail the nature of the errors related to “misclassification of account entries”. Describe what accounting entries were misclassified and the reason for the misclassification and how you identified the error. In addition, if there are multiple errors, please describe each error separately and show the separate impact of each restatement adjustment on the original balances.

Per SEC Comment #23, the nature of the errors included many entries into the accounting system that were incorrectly entered and some that were incorrectly not entered. The material errors that we noted were the following:

1.
A $25,000 shareholder advance repayment was incorrectly booked as an expense. The result of correcting this error was to increase Other Miscellaneous Operating expenses and to increase Shareholder Advance.

2.
Extranome's work in December resulted in a material, $30,000, expense accrual that was not booked. The result of correcting this error was to increase Other Miscellaneous Operating expenses and to increase Accounts Payable.

3.
$47,357 of capitalizable software development was not capitalized and instead expensed. The result of correcting this error was to increase Software Asset and to decrease Other Miscellaneous Operating expenses and Software Development expenses.

4.	$15,000 of tooling was not capitalized and instead was expensed. The result of correcting this error was to decrease Other Miscellaneous Operating expenses and to increase PP&E.
5.
No bank or other transaction could be identified to account for incorrectly booked $7,750 of Accounts Payable. The result of correcting this error was to decrease Accounts Payable and increase Paid in Capital.

All other errors that we discovered were not material individually or in aggregate.

Despite spending hours investigating and finding errors such as the above, we had not found all errors. We concluded that additional investigation would consume much more time, expense and resources. As a result, we instead re-entered all transactions from the beginning of the company and re-performed all reconciliations. After completing the re-entries and reconciliations, we requested an entire re-audit of the financial statements by our newly engaged PCAOB auditor, W.T. Uniack & CO, CPA’s, P.C.

We have calculated the total corrected adjustments to the accounts in the footnote 9.

24.	Please revise the table to include a column showing the adjustment to each line item in addition to the “before the change” and “restated” balances.

Per SEC Comment #24, this revision has been made in accordance with the Commission’s instruction.

Unaudited Financial Statements for the Period ended June 30, 2009

Balance Sheets, page F-17

25.	Please revise to remove the label “audited” from the balance sheet as of December 31, 2008 since all disclosures required under US GAAP are not included in the interim unaudited financial statements.

Per SEC Comment #25, this revision has been made in accordance with the Commission’s instruction.

Statement of Operations, page F-18

26.
We re-issue our previous comment 27. Please revise your statement of operations to remove the line items “Stock issued for services rendered” and “Stock options issued for services rendered” and include this in the same line or lines as cash compensation paid to similar persons.

Per SEC Comment #26, this revision has been made in accordance with the Commission’s instruction.

Note 4. Stockholders’ Equity, page F-26

27.
We see from page 73 that in January 2009 you sold 6,000 shares of common stock at a purchase price of $0.50 per share, to Yevgeny Litvak, for an aggregate of $3,000 during 2009. Please revise to provide footnote disclosure of this issuance.

Per SEC Comment #27, please be advised that the date as stated on page 73 was incorrect. The correct issuance date was January 14, 2009. This revision has been made in the registration statement on page 73.

28.
We re-issue our previous comment 43. Revise to discuss how the Board determined that $0.50 represented fair value of your common stock for shares issued in December 2008 through June 2009. For example, disclose how you considered third party private placements of your common stock during the period.

Per SEC Comment #28, this revision has been made in accordance with the Commission’s instruction.

29.
We re-issue our previous comment 44. Please note that your roll forward of stock options should begin with stock options outstanding at December 31, 2008 and the activity for and the ending balances at the six months ended June 30, 2009. In this regard, we see from page 45 that there are 1.6 million options outstanding. Please reconcile these disclosures.

Per SEC Comment #29, this revision has been made in accordance with the Commission’s instruction.

30.
As a related matter, please expand your disclosure to fully include all the disclosures called for by FASB ASC 718-10-50 including a discussion of the methodology and assumptions used to value the stock options and a description of the nature of and amount expensed in the current and future periods for the stock options granted during the six months ended June 30, 2009.

Per SEC Comment #30, this revision has been made in accordance with the Commission’s instruction.

Item 15. Recent Sales of Unregistered Securities, page 69

31.	Please reconcile the issuance dates mentioned here and on page F-26.

Per SEC Comment #31, these dates have been reconciled. The correct issuance date is April 26, 2009, and this has been revised in Item 15 to the registration statement. Please note that the reference in Note 4 on page F-26, actually related to more than one issuance (3) as implied in the stated language. The issuances were as follows:

•
On April 26, 2009, the Company issued 30,000 shares of Common Stock due to Extranome pursuant to the Software Development Contract (Exhibit 10.12) between BAETA Corp. and Extranome, Inc. As noted above, our President and sole director, Dr. Alexander Gak, is the 100% owner of Extranome. Therefore he is deemed to beneficially own these 30,000 shares as he maintains voting and dispositive control over Extranome.

•
On April 26, 2009, the Company issued 5,000 shares of Common Stock to Dr. Leonid Topper. The Company issued the stock in consideration for services rendered as the Company’s Chief Medical Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

•
On April 26, 2009, the Company issued 9,496 shares of its common stock to Leroy and Lisbet Smith. The Company issued the stock in consideration for marketing consultation services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

32.	Please reconcile your disclosures in this section and on page F-27 regarding the number of options you have issued in unregistered transactions.

Per SEC Comment #32, these disclosures have been revised and reconciled.

Exhibit 10.9

33.	We reissue the last sentence of prior comment 46 since it is unclear which exhibit, if any, represents the “separate Stock Option Purchase Agreement” mentioned in Exhibit A to Exhibit 10.9.

Per SEC Comment #33, this Stock Option Purchase Agreement has been filed as Exhibit 10.9.2 for the Commission’s reference.

Exhibit 16.1

34.
This letter provided under Exhibit 16.1 does not appear to meet the requirements of Item 601(b)(16) of Regulation S-K. Under Item 304(a)(3) of Regulation S-K, you should request the former accountant to furnish a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to Item 304(a) and, if not, stating the respects in which it does not agree. The former accountant’s letter should be filed as an exhibit to the registration statement containing this disclosure. Please revise.

Per SEC Comment #34, please be advised that we have repeatedly asked Stan J.H. Lee, CPA, CMA to furnish this letter containing the requisite disclosures as requested by the SEC. Despite our numerous requests, Stan J.H. Lee, CPA, CMA has failed to contact us or furnish such letter.

Please be advised that we have and will continue to request Mr. Lee to furnish this letter. If we do receive this letter at some point in the future, we will promptly file it for public disclosure with the Commission, either by amendment to this S-1 registration statement (if not yet deemed effective by the SEC), or by a filing made on a Current Report on Form 8-K (if the SEC has since deemed the S-1 effective).